United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

September 3, 2024

Date of Report (Date of earliest event reported)

KEEN VISION ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-41753	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

37 Greenbriar Drive Summit, New Jersey	07901
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 609-1394

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one redeemable warrant to acquire one ordinary share	KVACU	The Nasdaq Stock Market LLC
Ordinary Shares, $0.0001 par value	KVAC	The Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50	KVACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On September 3, 2024, Keen Vision Acquisition Corporation, a British Virgin Islands business company limited by shares (“KVAC” or “Parent”), entered into a merger agreement (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), with Medera Inc., a Cayman Islands exempted company (“Medera” or “Company”).

Pursuant to the terms of the Merger Agreement, KVAC will incorporate a Cayman Islands exempted company (“Acquirer”) to be a direct wholly-owned subsidiary of KVAC for the purpose of the merger of KVAC with and into the Acquirer (the “Reincorporation Merger”), in which Acquirer will be the surviving entity. Acquirer upon its incorporation will form a Cayman Islands exempted company to be a direct wholly-owned subsidiary of Acquirer (“Merger Sub”, together with KVAC and Acquirer, the “Parent Parties” and each a “Parent Party”) for the purpose of effectuating the Acquisition Merger (as defined below).

Upon the terms and subject to the conditions of the Merger Agreement, (a) KVAC will reincorporate by merging with and into the Acquirer, in which the Acquirer will be the surviving company and KVAC will cease to exist, and (b) promptly after the Reincorporation Merger, the parties intend to effect a merger of Merger Sub with and into Medera, in which Medera will be the surviving entity (the “Acquisition Merger”, together with the Reincorporation Merger, the “Mergers” and together with the other transactions related thereto, the “Proposed Business Combination”).

Merger Consideration

Conversion of Medera Ordinary Shares

At the effective time of the Acquisition Merger, each outstanding Medera Ordinary Share (excluding treasury shares and dissenting shares) will be canceled and converted into the right to receive a number of Acquirer Ordinary Shares equal to the Exchange Ratio, as outlined in the Merger Agreement. The number of Acquirer Ordinary Shares to be delivered by Acquirer to shareholders of Medera at the Closing is based on a net value of $622,560,00 for 100% of Medera’s issued and outstanding ordinary shares, with each Acquirer Ordinary Share valued at $10.00. The number of Acquirer Ordinary Shares to be delivered at Closing is subject to certain adjustments as further set forth in the Merger Agreement. Upon Closing, shareholders of Medera will no longer hold any rights in the Medera Ordinary Shares they held prior to the Closing except the right to receive their portion of the Merger Consideration pursuant to the Merger Agreement.

Treatment of Medera RSUs

Prior to the Closing, all outstanding restricted stock units of Medera, including those issued to Medera’s employees or service providers under the Company Equity Incentive Plan (as defined in the Merger Agreement) (whether vested or unvested) (the “Medera RSUs”), will be adjusted to convert into restricted stock units of Acquirer, based on the Exchange Ratio (as defined in the Merger Agreement), and will remain subject to the same terms and conditions as the original Medera RSUs. The Acquirer will assume all obligations under the Company Equity Incentive Plan and the agreements related to the Converted RSU (as defined in the Merger Agreement).

Issuance of Merger Consideration

In connection with the Mergers, fractional shares of the Acquirer Ordinary Shares that would otherwise be issued to Medera’s shareholders will be rounded to the nearest whole share. Specifically, any fractional share amounting to 0.50 or greater will be rounded up to the nearest whole number, while those less than 0.50 will be rounded down to the nearest whole number.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties generally subject to customary materiality qualifers (with certain exceptions set forth in the disclosure schedules to the Merger Agreement) relating to, among other things: (1) corporate existence and power of the Company and its subsidiaries (together, the “Company Group”) and similar corporate matters; (2) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (3) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto (“Ancillary Agreements”); (4) absence of conflicts; (5) capital structure of the Company; (6) accuracy of the list of each subsidiary of the Company; (7) accuracy of corporate records; (8) required consents and approvals; (9) financial statements; (10) internal accounting controls; (11) absence of certain changes or events; (12) title to assets and properties; (13) litigation threatened against or affecting the Company and its subsidiaries; (14) material contracts; (15) material licenses and permits; (16) compliance with laws; (17) intellectual property and privacy; (18) employees and employment matters; (19) withholding of obligations of the Company and its subsidiaries applicable to its employees; (20) employee benefits; (21) real property; (22) tax matters; (23) environmental laws; (24) finders’ fees; (25) accuracy of the list of directors and officers; (26) anti-money laundering laws; (27) insurance; (28) related party transactions; (29) that no trading or any short sale of Parent’s voting stock or securities; (30) that the Company is not an investment company; (31) regulatory permits and compliance with healthcare laws; and (32) that none of the information supplied by the Company in the filings with the Securities and Exchange Commission (“SEC”) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein.

In the Merger Agreement, each of Parent Parties makes certain representations and warranties generally subject to customary materiality qualifers, relating to, among other things: (1) proper corporate existence and power; (2) that the Merger Sub will be formed solely for the purpose of engaging in the transactions and activities contemplated by the Merger Agreement; (3) authorization, execution, delivery and enforceability of the Merger Agreement and Ancillary Agreements; (4) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and Ancillary Agreements; (5) absence of conflicts; (6) finders’ fees; (7) issuance of the Merger Consideration; (8) capital structure; (9) that none of the information supplied by the Parent Parties in the filings with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein; (10) trust fund; (11) validity of Nasdaq Stock Market (“Nasdaq”) listing; (12) board approval; (13) Parent’s filing documents with the SEC and financial statements; (14) certain business practices; (15) anti-money laundering laws; (16) no affiliate transactions; (17) compliance with laws; (18) absence of certain changes; (19) absence of litigation; (20) brokers and other advisors; (21) tax matters; and (22) employees and employee benefit plans.

Covenants

The Merger Agreement includes customary pre-closing covenants of the parties with respect to the operation of their respective businesses, including a covenant of Medera relating to conducting its business in the ordinary course, consistent with past practices and use its commercially reasonable efforts to preserve intact its business, subject to certain exceptions, and covenants of Medera to refrain from taking certain actions without KVAC’s consent. KVAC and Medera have also agreed to use their reasonable best efforts to satisfy conditions to the consummation of the Mergers. The Merger Agreement also contains additional covenants of the parties, including among others, covenants providing for (i) KVAC and Medera will jointly cause a registration statement to be filed to register the Acquirer Ordinary Shares to be issued in the Proposed Business Combination (the “Registration Statement”) in compliance with SEC rules and regulations, to have the Registration Statement declared effective under the Securities Act of 1933, as amended, as promptly as possible after filing and will keep the Registration Statement effective for as long as necessary to consummate the Mergers, (ii) KVAC shall cause each of Acquirer and Merger Sub to be incorporated under the laws of Cayman Islands, upon incorporation each of the Acquirer and Merger Sub shall sign a joinder agreement to the Merger Agreement, (iii) KVAC will seek shareholder approval for several proposals at the Parent Shareholder Meeting, including the adoption of the Merger Agreement and Ancillary Agreements, the Reincorporation Merger, amendments to Organizational Documents, approval of the members of the Board of Directors of Reincorporation Merger Surviving Corporation, issuance of Acquirer Ordinary Shares, the Acquirer Equity Incentive Plan and other necessary approvals under Nasdaq rules and for financing related to the transactions, (iv) Medera’s consolidated interim financial information for each semi-annual period after the Balance Sheet Date shall be delivered to KVAC no later than sixty (60) calendar days following the end of each semi-annual period.

Conditions to Closing

General Conditions to Closing

The Closing is conditioned on, among other things, (1) no provisions of any applicable law or order that has the effect of preventing or prohibiting consummation of the Merger; (2) the expiration or termination of any waiting period under any applicable antitrust law relating to the Merger; (3) no governmental authority shall have enacted, or entered any law or order that has the effect of prohibiting the Merger or making the Merger illegal; (4) each of Acquirer and Merger Sub shall have been formed or incorporated and shall have executed a joinder to the Merger Agreement; (5) the Company Shareholder Approval shall have been obtained; (6) each of the Required Parent Proposals shall have been approved at the Parent Shareholder Meeting; (7) Acquirer’s initial listing application with Nasdaq shall have been conditionally approved and Acquirer shall not have received any notice of non-compliance therewith; (8) the SEC shall have declared effective the Registration Statement with respect to the Merger Agreement and no stop order shall have been issued in respect thereof; and (9) certain shareholders of Medera shall have entered into and delivered to Parent a lock-up agreement.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the Closing, in addition to the conditions described above in the paragraph above entitled “General Conditions to Closing”, are conditioned upon, among others, each of the following, in addition to customary certificates, instruments and documents, the Ancillary Agreements referenced below and other customary closing deliveries: (1) the Company complying with all of its obligations under the Merger Agreement in all material respects; (2) the representations and warranties of the Company being true on and as of the date of the Merger Agreement and the date of the Closing except as would not be expected to have a Material Adverse Effect; (3) the Fundamental Representations of the Company being true on and as of the date of the Merger Agreement and the date of the Closing except as would not be expected to have a Material Adverse Effect; (4) the material representations of the Company being true on and as of the date of the Merger Agreement and the date of the Closing except as would not be expected to have a Material Adverse Effect; (5) there having been no Material Adverse Effect to the Company Group which is continuing; and (6) the Company having addressed certain matters set forth in a schedule to the Merger Agreement.

Company’s Conditions to Closing

The obligations of the Company to consummate the Proposed Business Combination, in addition to the conditions described above in the paragraph above entitled “General Conditions to Closing”, are conditioned upon, among others, each of the following, in addition to customary certificates, instruments and documents, the Ancillary Agreements referenced below and other customary closing deliveries: (1) the Parent Parties complying with all of their obligations under the Merger Agreement in all material respects; (2) the representations and warranties of the Parent Parties being true on and as of the date of the Merger Agreement and the date of the Closing except as would not be expected to have a Material Adverse Effect; (3) the Fundamental Representations of the Parent Parties being true on and as of the date of the Merger Agreement and the date of the Closing except as would not be expected to have a Material Adverse Effect; (4) the material Representations of the Parent Parties being true on and as of the date of the Merger Agreement and the date of the Closing except as would not be expected to have a Material Adverse Effect; (5) there having been no Material Adverse Effect to the Parent which is continuing; (6) the size and composition of the post-Closing Acquirer Board of Directors shall be as set forth in the Merger Agreement; and (7) Available Liquidity shall equal or exceed $40,000,000.

Termination

The Merger Agreement may be terminated without default by either Parent or Company under the following circumstances:

(i)	If the Closing has not occurred by the latest of (A) April 24, 2025, or (B) if Parent’s board of directors has extended the timeline to consummate an initial business combination beyond April 24, 2025, in accordance with the amended and restated memorandum and articles of association of Parent, the last date for Parent to consummate a Business Combination as per such extensions (the “Outside Closing Date”), and the material breach or violation of any representation, warranty, covenant, or obligation under the Merger Agreement by the party seeking termination was not the cause of, or did not result in, the failure of the Closing to occur by the Outside Closing Date, then the terminating party may do so without liability by providing written notice to the other party after the Outside Closing Date.

(ii)	If an authority issues an order or enacts a law that prohibits the Mergers or makes it illegal, and such order or law is final and non-appealable, the terminating party may terminate the Merger Agreement without liability. This right is not available if the failure to comply with the Merger Agreement by the terminating party or its Affiliates substantially caused or resulted in the order or law.

(iii)	If the Parent Shareholder Meeting has been held and the holders of Parent Ordinary Shares have voted but the Parent Shareholder Approval was not obtained, either Parent or the Company may terminate the Merger Agreement without liability.

(iv)	The Merger Agreement may be terminated at any time by mutual written consent of both the Company and Parent, duly authorized by their respective boards of directors.

The Merger Agreement, may be terminated upon default by either Parent or Company under the following circumstances:

(i)	Parent may terminate Merger Agreement by providing written notice to the Company, without prejudice to any rights or obligations, if:

●	The Company breaches any representation, warranty, agreement, or covenant to be performed on or prior to the Closing Date and such breach cannot be cured or is not cured by the earlier of the Outside Closing Date or thirty (30) days following receipt of written notice from Parent describing the breach, provided, however, that Parent is not then in material breach of the Merger Agreement.

●	the Company Shareholder Approval is not received by the Company Shareholder Approval Deadline (subject to the condition that if the approval is subsequently received, Parent can no longer terminate).

●	The Acquisition Merger does not close before April 27, 2025.

(ii)	The Company may terminate the Merger Agreement by giving written notice to Parent, without prejudice to any rights or obligations, if:

●	Parent breaches any covenants, agreements, representations, or warranties that would make the satisfaction of any conditions in Section 10.3(a) or 10.3(b) of the Merger Agreement impossible.

●	Such breach cannot be cured or is not cured by the earlier of the Outside Closing Date or thirty (30) days following receipt of written notice from the Company describing the breach, provided, however, that the Company is not then in material breach of the Merger Agreement.

Related Agreements

Company Support Agreement

In connection with the execution of the Merger Agreement, certain shareholders of the Company each entered into a shareholder support agreement (the “Company Shareholder Support Agreement”) with Parent and the Company, pursuant to which each such shareholder agrees to vote the shares of the Company they beneficially own in favor of each of the proposals to be included in the applicable written consent of the Company’s shareholders, to take all actions reasonably necessary to consummate the Proposed Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Proposed Business Combination set forth in the Merger Agreement.

The foregoing description of the Company Shareholder Support Agreement is qualified in its entirety by reference to the full text of the actual agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain shareholders of Parent have entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such shareholders agreed to, among other things, approve the Merger Agreement and the Mergers and other transactions contemplated hereby, and not transfer their Parent securities prior to the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.2 hereto.

Registration Rights Agreement

At the closing of the Proposed Business Combination, Parent will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain existing shareholders of Keen Vision and with the shareholders of Medera with respect to certain shares, units, private units (and the private shares and private warrants) to the extent they own at the Closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. Parent will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is filed as Exhibit 10.3 hereto.

Lock-up Agreements

Certain Company Shareholders (“Holders”) will enter into and deliver to Parent lock-up agreements (“Lock-up Agreements”) prior to Closing.

Pursuant to the Lock-Up Agreements, these Holders will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, Acquirer Ordinary Shares held by them (the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, or otherwise engage in any short sales or other arrangements with respect to the Lock-Up Shares, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) or (ii), until the date that is nine (9) months after the date of the Closing (the “Lock-Up Period”), subject to the following:

(i)	if at any time subsequent to the date of the Lock-up Agreement, the share price of the Company Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period, then the Lock-Up Period shall be deemed to have expired as of such date with respect to 25% of the Lock-up Shares of each Holder (the “25% Tranche”); it being understood that if this clause (i) is not triggered before the expiration of the Lock-Up Period then the full 25% Tranche of each Holder will be subject to the full nine (9) month Lock-Up Period; and

(ii)	with respect to the remaining 75% of the Lock-Up Shares of each Holder (the “75% Tranche”), the Lock-Up Period will be as follows:

●	for 15% of the 75% Tranche, the Lock-Up Period will be three (3) months after the date of Closing;

●	for 35% of the 75% Tranche, the Lock-Up Period will be six (6) months after the date of Closing; and

●	for 50% of the 75% Tranche, the Lock-Up Period will be nine (9) months after the date of Closing.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is filed as Exhibit 10.4 hereto.

Item 7.01 Regulation FD Disclosure.

Press Release

On September 5, 2024, KVAC and the Company issued a joint press release announcing the execution of the Merger Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The press release shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Forward-Looking Statements

This Form 8-K contains, and certain oral statements made by representatives of KVAC and Medera and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. KVAC’s and Medera’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, KVAC’s, Medera’s, or their respective management teams’ expectations concerning the outlook for their or Medera’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the percentage of redemptions of KVAC’s public shareholders, growth prospects and outlook of Medera’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Medera’s projects, as well as any information concerning possible or assumed future results of operations of Medera. Forward-looking statements also include statements regarding the expected benefits of the Proposed Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of Medera and KVAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities; (ii) the risk that the Proposed Business Combination may not be completed by KVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVAC; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Merger Agreement by the shareholders of KVAC and the receipt of certain regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Medera’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Medera or KVAC related to the Merger Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of KVAC’s securities or to meet listing requirements and maintain the listing of Medera’s securities on Nasdaq; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xi) risks related to Medera’s ability to develop, license or acquire new therapeutics; (xii) the risk that Medera will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Medera’s business; (xiv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xv) risks related to regulatory review, and approval and commercial development; (xvi) risks associated with intellectual property protection; (xvii) Medera’s limited operating history and risk that it may never successfully commercialise its products; (xviii) Medera expects to continue to incur significant losses and may never achieve or maintain profitability; and (xix) the risk that additional financing in connection with the Proposed Business Combination may not be raised on favorable terms. The foregoing list is not exhaustive, and there may be additional risks that neither KVAC nor Medera presently knows or that KVAC and Medera currently believe are immaterial. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that neither KVAC nor Medera presently know, or that KVAC and Medera currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. KVAC and Medera undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Medera or KVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in KVAC’s public filings with the SEC, and which readers are advised to review carefully.

There may be additional risks that neither KVAC nor Medera presently know or that KVAC and Medera currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KVAC’s and Medera’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. KVAC and Medera anticipate that subsequent events and developments will cause KVAC’s and Medera’s assessments to change. However, while KVAC and Medera may elect to update these forward-looking statements at some point in the future, KVAC and Medera specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing KVAC’s and Medera’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, KVAC intends to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement/prospectus of KVAC, and a prospectus for the registration of Acquirer Ordinary Shares in connection with the Proposed Business Combination. THE PARTIES URGE ITS INVESTORS, SHAREHOLDERS, AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN EACH CASE WHEN FILED WITH THE SEC AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT KVAC, MEDERA AND THE PROPOSED BUSINESS COMBINATION. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of KVAC as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of KVAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with KVAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because they will contain important information about KVAC, Medera and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Keen Vision Acquisition Corp., Attention: Alex Davidkhanian, telephone: +1 203 609 1394. The information contained on, or that may be accessed through, the websites referenced in this Form 8-K in each case is not incorporated by reference into, and is not a part of, this Form 8-K.

Participants in a Solicitation

KVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of KVAC’s directors and executive officers, please refer to KVAC’s annual report on Form 10-K filed with the SEC on March 29, 2024, which can be found at https://www.sec.gov/ix?doc=/Archives/edgar/data/1889983/000121390024027973/ea0201104-10k_keenvision.htm and registration statement, proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of KVAC’s shareholders generally, will be included in the registration statement and the proxy statement/prospectus and other relevant materials when they are filed with the SEC when they become available. Shareholders, potential investors and other interested persons should read the registration statement and the proxy statement/prospectus and other such documents carefully, when they become available, before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1*	Merger Agreement dated as of September 3, 2024, by and between Medera Inc., and Keen Vision Acquisition Corporation

10.1	Company Support Agreement dated as of September 3, 2024

10.2	Sponsor Support Agreement dated as of September 3, 2024

10.3	Form of Registration Rights Agreement

10.4	Form of Lock-up Agreement

99.1	Press Release dated September 5, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). KVAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 5, 2024

KEEN VISION ACQUISITION CORPORATION

By:	/s/ WONG, Kenneth K.C.
Name:	WONG, Kenneth K.C.
Title:	Chief Executive Officer